NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 27, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 10, 2011 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between CNA Surety Corporation and Surety Acquisition Corporation an indeirect wholly-owned subsidiary of CNA Financial Corporation which became effective on June 10, 2011, each outstanding share of Common Stock of CNA Surety Corporation not previously tendered were cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $26.55 per share in cash, without interest and less any applicable withholding tax, the same consideration paid in the tender offer. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 13, 2011.